UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___) *

ZYNGA INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

98986T108
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T108	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Carl Eric Schiermeyer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,685,688 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 7,685,688 (1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,685,688 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0% (2)
12.	TYPE OF REPORTING PERSON IN

(1) Consists of 7,685,688 shares of Class B common stock of the Issuer.  The Class B common stock is convertible at the holder’s option into the Issuer’s Class A common stock on a 1-for-1 basis. Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock and Class C Common Stock together represent less than 10% of the aggregate combined voting power of the Issuer’s capital stock. The holders of Class B common stock are entitled to seven votes per share.

(2) Based on 121,381,032 shares of Class A common stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 98986T108	13G	Page 3 of 5

Item 1(a).	Name of Issuer:

Zynga Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

699 Eighth Street
San Francisco, CA 94103

Item 2(a).	Name of Persons Filing:

Carl Eric Schiermeyer

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Person is:

21815 Ulmus Drive
Woodland Hills, CA 90004

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

98986T108

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution:  ___________________________________.

CUSIP No. 98986T108	13G	Page 4 of 5

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

7,685,688 (1)
(b)   Percent of class:

6.0% (2)

(c)   Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,685,688
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: 7,685,688
(iv)	Shared power to dispose or to direct the disposition of: -0-

(1) Consists of 7,685,688 shares of Class B common stock of the Issuer.  The Class B common stock is convertible at the holder’s option into the Issuer’s Class A common stock on a 1-for-1 basis. Class B Common Stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B Common Stock and Class C Common Stock together represent less than 10% of the aggregate combined voting power of the Issuer’s capital stock. The holders of Class B common stock are entitled to seven votes per share.

(2) Based on 121,381,032 shares of Class A common stock outstanding as of December 31, 2011, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 98986T108	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

Date: February 14, 2012	By:	/s/ Carl Eric Schiermeyer
Carl Eric Schiermeyer